As filed with the Securities and Exchange Commission on December 21, 2001
                                                     Registration No. 333-82393
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                         POST-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-8
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   ----------

                             UCAR INTERNATIONAL INC.
             (Exact Name of Registrant as Specified in Its Charter)

         Delaware                                       06-1385548
(State or Other Jurisdiction                (I.R.S. Employer Identification No.)
 of Incorporation or Organization)

                        3102 West End Avenue, Suite 1100
                           Nashville, Tennessee 37203
          (Address of Principal Executive Offices, Including Zip Code)

                    EXECUTIVE EMPLOYEE STOCK PURCHASE PROGRAM

                            (Full Title of the Plan)
                             KAREN G. NARWOLD, ESQ.
                  Vice President, General Counsel and Secretary
                             UCAR INTERNATIONAL INC.
                        3102 West End Avenue, Suite 1100
                           Nashville, Tennessee 37203
                                 (615) 760-7724
 (Name, Address and Telephone Number, Including Area Code, of Agent For Service)

                                   ----------

                                    COPY TO:

                             M. RIDGWAY BARKER, ESQ.
                            KELLEY DRYE & WARREN LLP
                               Two Stamford Plaza
                              281 Tresser Boulevard
                           Stamford, Connecticut 06901

                                   ----------

                         CALCULATION OF REGISTRATION FEE

=========================== =================== ====================== ====================== ======================
                                                  Proposed Maximum       Proposed Maximum
   Title of Securities         Amount to be      Offering Price Per     Aggregate Offering          Amount of
     to be Registered           Registered              Share                  Price            Registration Fee
---------------------------  ------------------  ---------------------  --------------------- ----------------------
Common Stock,
par value $.01 per share (1) 300,000 shares         $25.06(2)            $7,518,000(2)            $2,090(2)
===========================  =================== ====================== ====================== ======================

(1) Includes certain rights associated with the shares of Common Stock pursuant to the Rights Agreement dated August 7, 1998 between the Registrant and Computershare Investor Services, LLC.

(2) A fee of $2,090 was previously paid for the registration of the resale of the 300,000 shares of Common Stock. No additional shares are being registered hereby.

================================================================================

                                EXPLANATORY NOTE


The purpose of this Amendment No. 1 to Registration Statement on Form S-8 of UCAR International Inc. ("we" or "us") is to update the Selling Stockholders section. A fully updated prospectus is being filed herewith.

                                 300,000 SHARES

                             UCAR INTERNATIONAL INC.

                                  COMMON STOCK
                                ($.01 par value)

         This Prospectus may be used by certain Selling Stockholders, identified in this Prospectus, for the offer and sale of up to 300,000 shares of our Common Stock.

         The Shares may be offered and sold from time to time by one or more of the Selling Stockholders. No Selling Stockholder is required to offer or sell any of his Shares. The Selling Stockholders anticipate that, if and when offered and sold, the Shares will be offered and sold in transactions effected on the New York Stock Exchange (NYSE) at then prevailing market prices. The Selling Stockholders reserve the right, however, to offer and sell the Shares on any other national securities exchange on which the Common Stock may become listed or in the over-the-counter market, in each case at then prevailing market prices, or in privately negotiated transactions at a price then to be negotiated. All offers and sales made on the NYSE or any other national securities exchange or in the over-the-counter market will be made through or to licensed or registered brokers and dealers.

         All proceeds from the sale of the Shares will be paid directly to the Selling Stockholders and will not be deposited in an escrow, trust or other similar arrangement. We will not receive any proceeds from the offer and sale of these shares of Common Stock by the Selling Stockholders. We will bear all of the expenses in connection with the registration of these Shares, including legal and accounting fees. No discounts, commissions or other compensation will be allowed or paid by the Selling Stockholders or us in connection with the offer and sale of these shares of Common Stock, except that usual and customary brokers' commissions or dealers' discounts may be paid or allowed by the Selling Stockholders.

         Our corporation was formed under the laws of the State of Delaware on November 24, 1993. Our corporate offices are located at 3102 West End Avenue, Suite 1100, Nashville, Tennessee 37203, and our telephone number is (615) 760-8227.

         Our Common Stock is traded on the NYSE under the symbol "UCR." On December 20, 2001 the closing sale price of the Common Stock, as reported by the NYSE, was $9.73 per share.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                The date of this Prospectus is December 21, 2001.

         No broker, dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by us or any of the Selling Stockholders. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof. This Prospectus shall not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it would be unlawful to make such an offer or solicitation in such jurisdiction.


AVAILABLE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (Commission). You may read and copy any of the information on file with the Commission at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: 233 Broadway, New York, New York 10279, and 500 West Madison Street, Suite 1300, Chicago, Illinois 60661-2511. Copies of the filed documents can be obtained by mail from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. You may call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Commission also maintains a Web Site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web Site is HTTP://WWW.SEC.GOV.

         This Prospectus constitutes a part of a Registration Statement on Form S-8 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") that we filed with the Commission under the Securities Act of 1933. This Prospectus does not contain all of the information set forth in the Registration Statement. Certain parts of the Registration Statement are omitted in accordance with the rules and regulations of the Commission. Reference is made to the Registration Statement and exhibits thereto for further information. Exhibits to the Registration Statement that are omitted from this Prospectus may also be obtained at the Commission's Web Site described above. Statements contained or incorporated by reference herein concerning the provisions of any agreement or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and readers are referred to the copy so filed for more detailed information, each such statement being qualified in its entirety by such reference.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until all of the shares offered are sold.

         1. Our Annual Report on Form 10-K for the year ended December 31, 2000 (the "2000 10-K"), as filed with the Commission on March 20, 2001;

         2. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (the "March 10-Q"), as filed with the Commission on May 8, 2001;

         3. Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 (the "June 10-Q"), as filed with the Commission on August 8, 2001;

         4. Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (the "September 10-Q"), as filed with the Commission on November 14, 2001;

         5. Our Current Report on Form 8-K, as filed with the Commission on May 15, 2001;

         6. Our Current Report on Form 8-K, as filed with the Commission on June 5, 2001;

         7. Our Current Report on Form 8-K, as filed with the Commission on July 18, 2001;

         8. Our Current Report on Form 8-K, as filed with the Commission on July 19, 2001;

         9. The portions of the Proxy Statement for our 2001 Annual Meeting that have been incorporated by reference into the 2000 10-K;

         10. The description of the Common Stock, contained in our Registration Statement on Form 8-A (File No. 1-13888) dated July 28, 1995 and filed with the Commission under Section 12 of the Exchange Act including any amendments or reports filed for the purpose of updating such description; and

         11. The description of the Rights, contained in our Registration Statement on Form 8-A (File No. 1-13888) dated September 10, 1998 and filed with the Commission under Section 12 of the Exchange Act including any amendments or reports filed for the purpose of updating such description.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         You can request, and we will send to you without charge, copies of documents that are incorporated by reference in this Prospectus but which are not delivered to you (other than exhibits to such documents which are not specifically incorporated by reference). You may request these copies by writing or telephoning the Company at: UCAR International Inc., 3102 West End Avenue, Suite 1100, Nashville, Tennessee 37203, (615) 760-8227.

         You should rely on the information incorporated by reference or provided in this Prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information.

RISKS REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS

         This Prospectus contains forward looking statements. In addition, from time to time, we or our representatives have made or may make forward looking statements orally or in writing. These include statements about such matters as: future production and sales of steel, aluminum, fuel cells, electronic devices and other products that incorporate our products or that are produced using our products; future prices and sales of and demand for graphite electrodes and other products; future operational and financial performance of various businesses; strategic plans and programs; impacts of regional and global economic conditions; restructuring, realignment, strategic alliance, supply chain, technology development and collaboration, investment, acquisition, joint venture, operating, integration, tax planning, rationalization, financial and capital projects; legal matters and related costs; consulting fees and related projects; potential offerings, sales and other actions regarding debt or equity securities of us or our subsidiaries; and future costs, working capital, revenue, business opportunities, values, debt levels, cash flow, cost savings and reductions, margins, earnings and growth. The words "will," "may," "plan," "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions identify some of these statements.

         Actual future events and circumstances (including future performance, results and trends) could differ materially from those set forth in these statements due to various factors. These factors include:

o the possibility that global or regional economic conditions affecting our products may not improve or may worsen;

o the possibility that announced or anticipated additions to capacity for producing steel in electric arc furnaces or announced or anticipated reductions in graphite electrode manufacturing capacity may not occur;

o the possibility that increased production of steel in electric arc furnaces or reductions in graphite electrode manufacturing capacity may not result in stable or increased demand for or price or sales volume of graphite electrodes;

o the possibility that economic or technological developments may adversely affect growth in the use of graphite cathodes in lieu of carbon cathodes in the aluminum smelting process;

o the possibility of delays in or failure to achieve widespread commercialization of proton exchange membrane ("PEM") fuel cells which use natural graphite materials and components and the possibility that manufacturers of PEM fuel cells using those materials or components may obtain those materials or components or the natural graphite used in them from other sources;

o the possibility of delays in or failure to achieve successful development and commercialization of new or improved electronic thermal management or other products;

o the possibility of delays in meeting or failure to meet contractually specified development objectives and the possible inability to fund and successfully complete expansion of manufacturing capacity to meet growth in demand for new or improved products, if any;

o the possibility that we may not be able to protect our intellectual property or that intellectual property used by us infringes the rights of others;

o the occurrence of unanticipated events or circumstances relating to pending antitrust investigations, lawsuits or claims;

o the commencement of new investigations, lawsuits or claims relating to the same subject matter as the pending investigations, lawsuits or claims;

o the possibility that the lawsuit against our former parents initiated by us could be dismissed or settled, our theories of liabilities or damages could be rejected, material counterclaims could be asserted against us, legal expenses and distraction of management could be greater than anticipated, or unanticipated events or circumstances may occur;

o the possibility that expected cost savings from our enhanced global restructuring and rationalization plan, our POWER OF ONE initiative, the restructuring of our graphite and carbon specialties businesses, the shutdown of certain of our facilities and other cost reduction efforts will not be fully realized;

o the possibility that anticipated benefits from the realignment of our businesses into two new divisions may be delayed or may not occur;

o the possibility that we may incur unanticipated health, safety or environmental compliance, remediation or other costs or experience unanticipated raw material or energy supply, manufacturing operations or labor difficulties;

o the occurrence of unanticipated events or circumstances relating to strategic plans or programs or relating to restructuring, realignment, strategic alliance, supply chain, technology development, investment, acquisition, joint venture, operating, integration, tax planning, rationalization, financial or capital projects;

o changes in interest or currency exchange rates, changes in competitive conditions, changes in inflation affecting our raw material, energy or other costs, development by others of substitutes for some of our products and other technological developments;

o the possibility that changes in financial performance may affect our compliance with financial covenants or the amount of funds available for borrowing under the New Senior Facilities; and

o other risks and uncertainties, including those described elsewhere or incorporated by reference in this Registration Statement, the 2000 10-K, the March 10-Q, the June 10-Q or the September 10-Q.

         Occurrence of any of the events or circumstances described above could also have a material adverse effect on our business, financial condition, results of operations or cash flows.

         No assurance can be given that any future transaction about which forward looking statements may be made will be completed or as to the timing or terms of any such transaction.

         All subsequent written and oral forward looking statements by or attributable to us or persons acting on our behalf are expressly qualified in their entirety by these factors. Except as otherwise required to be disclosed in periodic reports required to be filed by public companies with the SEC pursuant to the SEC's rules, we have no duty to update these statements.

THE COMPANY

GENERAL

         We are one of the world's largest providers of natural and synthetic graphite and carbon products and services. Our products provide energy solutions to customers in the steel, aluminum, fuel cell power generation, electronics, semiconductor and transportation industries. We have a global business, selling our products and engineering and technical services in more than 80 countries, with 14 manufacturing facilities strategically located in Brazil, France, Italy, Mexico, Russia, South Africa, Spain and the U.S. and a joint venture manufacturing facility located in China, which, subject to receipt of required Chinese governmental approvals, is expected to commence operations in 2002. As a result of our experience, technology and manufacturing capability, we believe that we are the world's lending producer in all of our major product lines.

         In June 1998, we began to implement management changes, which have resulted in a new senior management team. This team has actively lowered costs, reduced debt and developed growth initiatives. In early 2001, we launched a strategic initiative to strengthen our competitive position and to change our corporate vision from an industrial products company to an energy solutions company. In connection with this initiative, we have realigned our company and management around two new operating divisions, our Graphite Power Systems Division and our Advanced Energy Technology Division.

GRAPHITE POWER SYSTEMS DIVISION

         Our Graphite Power Systems Division delivers high quality graphite and carbon electrodes and cathodes and related services that are key components of the conductive power systems used to produce steel, aluminum, and other non-ferrous metals. We are the leading producer of graphite and carbon electrodes and cathodes in the world. In 2000, net sales of this division were $651 million, with gross profit of $184 million.

         Graphite electrodes, which accounted for about 81% of this division's net sales in 2000, are a key component in the production of steel in electric arc furnaces, the steel making technology used by all "mini-mills," the higher growth sector of the steel industry. Electrodes act as conductors of electricity in a furnace, generating sufficient heat to melt scrap metal and other raw materials. We believe there is currently no commercially viable substitute for graphite electrodes in electric arc furnaces. They are the only product that combines the required level of electrical conductivity with the ability to withstand the high levels of heat generated during the production of steel in electric arc furnaces. Graphite electrodes are also used for refining steel in ladle furnaces and in other smelting processes. Carbon electrodes are used in a similar fashion in the production of silicon metal, a raw material used in the manufacture of aluminum.

         Graphite and carbon cathodes are key components in the conductive power systems used in aluminum smelting furnaces. We have used our expertise in graphite technology and high temperature industrial applications together with the technology of our strategic partner, Pechiney, the world's leading provider of aluminum smelting technology, to develop significant improvements in graphite cathodes. Graphite cathodes are the preferred technology for new smelting furnaces in the aluminum industry because they allow for substantial improvements in process efficiency. We believe that our improved graphite cathodes position us well to receive incremental orders upon the commencement of operation of the new, more efficient aluminum smelting furnaces that are being built, even as older furnaces are being shut down.

         We believe that this division is positioned to benefit from the expected cyclical recovery in steel production which, coupled with our global network of manufacturing facilities strategically located in key markets, we expect to enhance our cash flow and earnings per share.

         In May 2001, we announced that we intend to shut down our graphite electrode manufacturing operations in our Clarksville and Columbia, Tennessee facilities for an undetermined period of time. The shutdown is part of our strategy of reducing costs and optimizing global production capacity, and reflects current graphite electrode market conditions. These operations were our highest cost graphite electrode manufacturing operations. The shutdown was completed by the end of the 2001 third quarter. These operations had the capacity to manufacture about 40,000 tons of graphite electrodes annually. We expect to incrementally expand graphite electrode manufacturing capacity at our facilities in Mexico, Europe and South Africa. After the shutdown and incremental expansion, our total annual graphite electrode manufacturing capacity will be reduced from 230,000 metric tons to 210,000 metric tons.

         We believe that the barriers to new entrants in the graphite and carbon electrode industries are high. There have been no significant new entrants since 1950. We believe that our average capital investment to increase our annual graphite electrode manufacturing capacity by about 15% would be about $500 per metric ton, which we estimate is less than 20% of the initial investment for "greenfield" capacity.

         The strategic goal of this division is to generate strong cash flow by pursuing the following strategies:

          o BEING THE LOW COST SUPPLIER. We have aggressively reduced our costs of production by closing higher cost facilities and migrating that capacity to lower cost facilities, reducing our average cost of sales per metric ton of graphite electrodes by about 15% since the end of 1998. We are continuing our efforts to aggressively reduce costs and recently announced our intention to shut down our highest cost graphite electrode manufacturing operations. We believe that this division's cost structure is currently among the lowest of all major producers of graphite electrodes and that the shutdown of these operations will further enhance our position as a low cost supplier.

          o DELIVERING EXCEPTIONAL AND CONSISTENT QUALITY. We believe that we operate the world's premier electrode and cathode research and development laboratories and that our products are among the highest quality available. We have worked diligently in recent years to improve the consistent quality and uniformity of our products on a worldwide basis, providing the flexibility to source most orders from the facility that best satisfies customer needs and optimizes profitability. We believe that the consistently high quality of our products enables customers to achieve significant production efficiencies, which we believe provides us with an important competitive advantage.

          o PROVIDING SUPERIOR TECHNICAL SERVICE. We believe that we are the recognized industry leader in providing value added technical services to customers and that we have more technical service engineers, located in more countries, than any of our competitors. We believe that our superior service provides us with another important competitive advantage.

          o CAPITALIZING ON OUR GLOBAL PRESENCE AND EXECUTING OUR ASIAN GROWTH STRATEGY. We believe that this division is the worldwide leader in all of its major product lines. We are one of only two global producers of graphite and carbon electrodes and cathodes. We believe that our network of state-of-the-art manufacturing facilities in diverse geographic regions, including Brazil, France, Italy, Mexico, Russia, South Africa and Spain, coupled with our joint venture manufacturing facility located in China, which, subject to receipt of required Chinese governmental approvals, is expected to commence operations in 2002, provides us with significant operational flexibility and a significant competitive advantage. As the steel industry continues to consolidate, with the largest steel producers now operating in multiple countries, we believe that we are the producer of graphite electrodes best positioned to serve their global graphite electrode purchasing requirements.

               Our new joint venture with Jilin Carbon Co., Ltd. ("JILIN") in China is expected to provide us, for the first time, with access to graphite electrode manufacturing capability in Asia. We believe that our share of the Asian market for graphite electrodes was only about 4% in 2000 as compared to our worldwide market share (excluding the Asian market) of about 31% in 2000. We believe that this low cost facility will provide us with an excellent platform to expand our market share, both in China and in the rest of Asia.

ADVANCED ENERGY TECHNOLOGY DIVISION

         Our Advanced Energy Technology Division was established to develop high quality, highly engineered natural and synthetic graphite- and carbon-based energy technologies, products and services for high growth markets. We believe that we will be successful because of our proprietary technology related to graphite and carbon materials science and our processing and manufacturing technology. We currently sell natural and synthetic graphite- and carbon-based products to the transportation, semiconductor, aerospace, fuel cell power generation, electronics and other markets. Due to the growth potential for fuel cell power generation, electronic thermal management and other identified markets, we are investing substantial resources in developing proprietary technologies and products for these markets. In addition, we are providing cost effective technical services for a broad range of markets and licensing our proprietary technology in markets where we do not anticipate engaging in manufacturing ourselves. This division currently holds about 140 of our issued patents and about 270 of our pending patent applications and perfected patent application priority rights worldwide. In 2000, net sales of this division were $125 million, with gross profit of $32 million.

         For the fuel cell power generation market, we are developing materials and components for PEM fuel cells and fuel cell systems, including flow field plates and gas diffusion layers. For the electronic thermal management market, we are developing and selling thermal interface products and developing and introducing prototype heat spreaders, heat sinks and heat pipes for computer, communications, industrial, military, office equipment and automotive electronic applications. Other identified markets include fire retardant products for transportation applications and building and construction materials applications, industrial thermal management products for high temperature process applications, and conductive products for batteries and supercapacitor power storage applications.

         Natural graphite-based products, including flexible graphite, are developed and manufactured by our subsidiary, Graftech. Our synthetic graphite- and carbon-based products are developed and manufactured by our Advanced Carbon and Graphite Materials business unit, which includes our former graphite and carbon specialties businesses. Our technology licensing and technical services are marketed and sold by our High Tech High Temp business unit.

         The strategic goal of this division is to create stockholder value through commercialization of proprietary technologies into high growth markets. To achieve this goal, we intend to leverage our strengths at:

          o    developing and protecting intellectual property;

          o developing and commercializing prototype and next generation products and services;

          o establishing strategic alliances with customers, suppliers and other third parties; and

          o setting and achieving those milestones that are critical to the successful, timely commercialization of our technologies.

         We believe that our two largest growth opportunities are in the fuel cell power generation and electronic thermal management markets.

         FUEL CELL POWER GENERATION OPPORTUNITIES. Fuel cells provide power generation for transportation, stationary and portable applications. The use of fuel cells in the U.S. in light vehicles for transportation applications has been projected by Frost & Sullivan to reach 2.6 million vehicles by 2010. We believe that worldwide annual sales of fuel cells for non-transportation applications (stationary and portable) could reach over $2 billion by 2010.

      We have been working with Ballard since 1992 on developing natural graphite-based materials for use in Ballard fuel cells for power generation. We expect commercialization of fuel cells to occur in the middle of this decade, particularly as countries around the world deal with environmental problems created from other sources of energy. We believe that advances in fuel cell technology, growth in worldwide power demand and deregulation of power utilities as well as environmental issues are driving the market for fuel cells. Potential fuel cell applications include transportation, stationary and portable applications.

      Ballard is the world leader in developing zero-emission fuel cells known as PEM fuel cells, including direct methanol fuel cells, for power generation. Eleven out of the fourteen prototype fuel cell vehicles in the California Fuel Cell Partnership are powered by Ballard fuel cells, including Ford's FC5 and Daimler Chrysler's NECAR 4A, Jeep Commander and, most recently,

NECAR 5. In 2001, the California Air Resource Board reiterated its commitment that, beginning in 2003, a minimum of 10% of the vehicles sold in California meet low or zero-emission vehicle standards.

      In 1999, we entered into a collaboration agreement with Ballard to coordinate our respective research and development efforts on flow field plates and a supply agreement for flexible graphite materials. In 2000, Ballard launched its new Mark 900 PEM fuel cell stack and announced that it was the foundation for Ballard fuel cells for transportation, stationary and portable applications. The flow field plates used in the Mark 900 are made from our GRAFCELL(R) advanced flexible graphite products. In June 2001, our subsidiary, Graftech, entered into a new exclusive development and collaboration agreement and a new exclusive long-term supply agreement with Ballard, which significantly expand the scope and term of the 1999 agreements. In addition, Ballard became a strategic investor in Graftech.

      In October 2001, Ballard launched its most advanced fuel cell platform to date, the Mark 902. Building upon the Mark 900, the advantages of the Mark 902 include lower cost, improved design for volume manufacturing, improved reliability, higher power density and enhanced compatibility with customer system requirements. The unit cell design of the Mark 902 allows scalable combinations to achieve a variety of power outputs ranging from 10kW to 300kW and is designed to allow configuration for stationary and transportation applications. Ballard reported that it has received commercial orders for the Mark 902 scheduled for delivery in 2001 and that the Mark 902 will power the ten-city European Union bus program scheduled for 2002 and 2003.

      Graftech's GRAFCELL(R) advanced flexible graphite is a strategic material for the Mark 902. GRAFCELL(R) advanced flexible graphite offers the merits of excellent electrical and thermal conductivity, low cost, light weight, and compatibility with continuous process high volume manufacturing.

      GRAFCELL(R) advanced flexible graphite will also be included in the Cdn $34.5 million sale by Ballard of Mark 900 series fuel cells to Ford Motor Company, the largest single fuel cell order in the industry to date. It will also be included in the Cdn $25.9 million sale by Ballard of fuel cells to Honda. GRAFCELL(R) advanced flexible graphite is included in Ballard's 60kW engineering prototype stationary fuel cell power generator. This unit incorporates the Mark 900 architecture that Ballard has stated will be developed for a range of fuel cell applications.

         ELECTRONIC THERMAL MANAGEMENT OPPORTUNITIES. As electronics manufacturers develop highly advanced integrated circuits, processing chips and power supplies, their ability to dissipate heat is constrained by the limitations of current thermal management products and technology. We are developing and introducing high quality, highly engineered products, designs and solutions for a wide range of applications. We are targeting:

          o thermal interface products, with a projected market of about $400 million in annual sales by 2005 and an annual growth rate of about 17% through 2005, in each case as projected by Business Communications Company, Inc.;

          o heat sink products, with a projected market of about $850 million in annual sales by 2005 and an annual growth rate of about 10% through 2005, in each case as projected by Business Communications Company; and

          o heat spreader and heat pipe products, with a projected market of about $585 million in annual sales by 2005 and an annual growth rate of about 20% through 2005, in each case as projected by Business Communications Company.

         In December 2000, we announced the introduction of, and began selling, our new line of eGraf(TM) thermal management products designed to aid the cooling of chip sets and other heat generating components in computers, communications equipment and other electronic devices. We can provide custom or off-the-shelf thermal interface products, heat sinks, heat spreaders and heat pipes and sophisticated thermal solutions for cooling complex devices. Our new product line offers advantages for mobile communications and other electronic devices over competitive products such as copper, aluminum and other current thermal interface materials. These advantages include our new products' excellent ability to conduct heat, their mechanical and thermal stability, their lightweight, compressible and conformable nature, their cost competitiveness, and their ease of handling.

                              SELLING STOCKHOLDERS

         This Prospectus covers offers and sales from time to time by or on behalf of each Selling Stockholder of the Shares owned by each such Selling Stockholder. The following table sets forth certain information relating to the Shares and the Selling Stockholders as of September 30, 2001. Any or all of the Shares listed may be offered for sale by the Selling Stockholders from time to time. All of the Shares were or will be issued under the UCAR International Inc. Executive Employee Stock Purchase Program. As of September 30, 2001 the Company had 56,295,577 shares of Common Stock issued and outstanding.


                                 Number of Shares       Number of Shares of
                                    of Common           Common Stock Which        Number of Shares of         Percentage of
                                Stock Beneficially     May be Offered and Sold       Common Stock              Outstanding
             Selling               Owned Prior            by Such Selling        Beneficially Owned After      Shares After
           Stockholder          to the Offering(a)         Stockholder(a)               Offering                 Offering
           -----------          ------------------         --------------               --------                 --------

Corrado F. De Gasperis                  146,890              12,419                     134,471                      *

Scott C. Mason                           86,412              20,412                      66,000                      *

Karen G. Narwold                         84,348               9,394                      74,954                      *

Gilbert E. Playford                     938,346              114,968                    823,378                      *

Craig S. Shular                         202,114              14,296                     187,818                      *

--------------
*        Represents holdings of less than one percent.

          (a) Includes shares not yet purchased under the Executive Employee Stock Purchase Program:

                                                   Number of Shares
                    Selling Stockholder            Not Yet Purchased
                    -------------------            -----------------
               Corrado F. De Gasperis                   1,129
               Scott C. Mason                           1,856
               Karen G. Narwold                           854
               Gilbert E. Playford                     10,452
               Craig S. Shular                          1,300



         Each such Selling Stockholder has been employed by the Company in various positions during the past three years, except Mr. Shular, who joined the Company in January 1999, and Mr. Mason, who joined the Company in April 2000.


                              PLAN OF DISTRIBUTION

         The Shares may be offered and sold from time to time by one or more of the Selling Stockholders. No Selling Stockholder is required to offer or sell any of his Shares. The Selling Stockholders anticipate that, if and when offered and sold, the Shares will be offered and sold in transactions effected on the New York Stock Exchange (NYSE) at then prevailing market prices. The Selling Stockholders reserve the right, however, to offer and sell the Shares on any other national securities exchange on which the Common Stock may become listed or in the over-the-counter market, in each case at then prevailing market prices, or in privately negotiated transactions at a price then to be negotiated. All offers and sales made on the NYSE or any other national securities exchange or in the over-the-counter market will be made through or to licensed or registered brokers and dealers.

         All proceeds from the sale of the Shares will be paid directly to the Selling Stockholders and will not be deposited in an escrow, trust or other similar arrangement. We will not receive any proceeds from the offer and sale of these shares of Common Stock by the Selling Stockholders. We will bear all of the expenses in connection with the registration of these Shares, including legal and accounting fees. No discounts, commissions or other compensation will be allowed or paid by the Selling Stockholders or us in connection with the offer and sale of these shares of Common Stock, except that usual and customary brokers' commissions or dealers' discounts may be paid or allowed by the Selling Stockholders.


                                     EXPERTS

         The Consolidated Financial Statements of the Company as of December 31, 2000 and 1999, and for each of the years in the three year period ended December 31, 2000, which are included in UCAR's Annual Report on Form 10-K for the year ended December 31, 2000, have been incorporated by reference into this Prospectus and into the Registration Statement in which this Prospectus appears in reliance upon the report of KPMG LLP, independent accountants, which is incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


                                  LEGAL MATTERS

         Certain legal matters in connection with the legality of the Shares have been passed upon for the Company by Kelley Drye & Warren LLP, Stamford, Connecticut.



                                    * * * * *

ITEM 8.  EXHIBITS.

         The following opinions, consents and other documents are attached hereto as exhibits:

EXHIBIT NO.                        DESCRIPTION

   4.1 UCAR International Inc. Executive Employee Stock Purchase Program (incorporated by reference to the Annual Report on Form 10-K of the registrant for the year ended December 31, 1998 (File No. 1-13888)).

   5.1 Opinion of Kelley Drye & Warren regarding legality of the securities originally registered (previously filed).

  23.1      Consent of KPMG LLP.

  23.2      Consent of Kelley Drye & Warren LLP (included in Exhibit 5.1).

   24       Powers of Attorney.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nashville, State of Tennessee on this 21st day of December 2001.

                              UCAR INTERNATIONAL INC.


                              By:   /S/ CORRADO F. DE GASPERIS
                                 -----------------------------------------------
                                 Name:  Corrado F. De Gasperis
                                 Title: Vice President, Chief Financial Officer
                                        and Chief Information Officer

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


               SIGNATURES                                        TITLE                               DATE

                   *
-----------------------------------------         President, Chief Executive Officer and      December 21, 2001
          Gilbert E. Playford                                  Director
                                                       (Principal Executive Officer)


      /S/ CORRADO F. DE GASPERIS
-------------------------------------------      Vice President, Chief Financial Officer     December 21, 2001
         Corrado F. De Gasperis                     and Chief Information Officer
                                                  (Principal Financial and Accounting
                                                               Officer)


                   *
-------------------------------------------                     Director                     December 21, 2001
         R. Eugene Cartledge


                   *
-------------------------------------------                     Director                     December 21, 2001
          Mary B. Cranston


                   *
-------------------------------------------                     Director                     December 21, 2001
            John R. Hall


                   *
-------------------------------------------                     Director                     December 21, 2001
          Thomas Marshall



                   *
-------------------------------------------                     Director                     December 21, 2001
          Michael C. Nahl



*By      /S/ CORRADO F. DE GASPERIS
    ---------------------------------------
            Attorney-in-fact

                                  EXHIBIT INDEX


                                                                      Sequential
Exhibit                                                               Page
Number                          Description                           Number
------                          -----------                           -------


 23.1       Consent of KPMG LLP

 24         Powers of Attorney